Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-262272

BLACKROCK UTILITIES, INFRASTRUCTURE & POWER OPPORTUNITIES TRUST

Supplement dated May 31, 2023 to the Prospectus,

dated March 4, 2022, as supplemented on July 18, 2022 and January 3, 2023

This supplement amends certain information in the Prospectus, dated March 4, 2022, as supplemented on July 18, 2022 and January 3, 2023, of BlackRock Utilities, Infrastructure & Power Opportunities Trust (the “Trust”). Unless otherwise indicated, all information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective June 1, 2023, the following changes are made to the Trust’s Prospectus:

The section of the Prospectus entitled “Management of the Trust — Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Kyle G. McClements, CFA, Managing Director, is Head of the Equity Derivatives team in the Fundamental Equities division of BlackRock’s Portfolio Management Group. He is a portfolio manager for equity derivatives overlay and hedging assignments, including BlackRock’s closed-end funds. Mr. McClements’ service with the firm dates back to 2004, including his years with State Street Research & Management (SSRM), which merged with BlackRock in 2005. At SSRM, Mr. McClements was a Vice President and senior derivatives strategist responsible for equity derivative strategy and trading in the Quantitative Equity Group at State Street Research. Prior to joining State Street Research in 2004, Mr. McClements was a senior trader/analyst at Deutsche Asset Management, responsible for derivatives, equity program, technology and energy sector, and foreign exchange trading. Mr. McClements began his career in 1994 as a derivatives analyst with Donaldson Lufkin & Jenrette responsible for pricing and performance analytics for the derivatives trading desk.

Christopher M. Accettella, Director, is a member of the Equity Derivatives team in the Fundamental Equities division of BlackRock’s Portfolio Management Group. He is a portfolio manager for equity derivatives overlay and hedging assignments, including BlackRock’s equity closed-end funds. Prior to joining BlackRock in 2005, Mr. Accettella was an institutional sales trader with American Technology Research. From 2001 to 2003, he was with Deutsche Asset Management where he was responsible for derivatives and program trading. Prior to that, he was a senior associate in the Pacific Basin Equity Group at Scudder Investments Singapore Limited. Mr. Accettella began his investment career in 1997 as a portfolio analyst in the European Equity group of Scudder Kemper Investments, Inc.

Alastair Bishop, Managing Director, is a member of the Natural Resources & Thematics team in the Fundamental Equities division of BlackRock’s Portfolio Management Group. Mr. Bishop currently sits on BlackRock’s Renewable Power Investment Committee and the EMEA Investment Stewardship Oversight Committee. He has also represented BlackRock on several external initiatives related to the Energy Transition including the City of London’s Green Finance Initiative (2016-17) and the UK Government’s Capital Markets Climate Initiative (2013-14). Mr. Bishop joined BlackRock in 2010 from Piper Jaffray where he was a Senior Research Analyst covering Clean Technology. Prior to joining Piper Jaffray in 2009, he covered the Renewable Energy and Industrial sectors for 8 years at the European Investment Bank, Dresdner Kleinwort. Mr. Bishop earned a BSc honors degree in Economics from the University of Nottingham in 2001.

Lindsay Sinclair, CFA, Vice President, is a member of the Natural Resources & Thematics team in the Fundamental Equities division of BlackRock’s Portfolio Management Group, responsible for working on the Sustainable Energy and Future of Transport Thematic Funds. Ms. Sinclair joined BlackRock in 2016 on the Graduate Analyst

Programme. Ms. Sinclair earned a first class (BSc) degree in Economics and Finance from the University of Bristol and is a CFA charter holder.

The SAI provides additional information about other accounts managed by the portfolio management team, the compensation of each portfolio manager and the ownership of the Trust’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.

PRO-BUI-0523SUP